BB 9/11

Rec'd 7/14/03



SECURITIES AND EXCHANGE COMMISSION

03052178

RECD S.E.C. JUL 1 4 2003

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/01 (MM/DD/YY) AND ENDING 5/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mongerson + Co Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

PROCESSED SEP 22 2003 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kupferberg Goldberg + Newmark LLC

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BH 8/9/17


KGN

COPY

SECURITIES & EXCHANGE COMMISSION
RECEIVED

JUL 2 9 2002

MIDWEST REGIONAL OFFICE

MONGERSON & COMPANY
SECURITIES CORPORATION

FINANCIAL STATEMENTS

MAY 31, 2002



(Filed Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

MONGERSON & COMPANY SECURITIES CORPORATION

FINANCIAL STATEMENTS

MAY 31, 2002

FACING PAGE

Table of Contents



Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

SECURITIES & EXCHANGE COMMISSION
RECEIVED
JUL 2 9 2002
MIDWEST REGIONAL OFFICE

Board of Directors
Mongerson & Company
Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mongerson & Company Securities Corporation as of May 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mongerson & Company Securities Corporation as of May 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and aggregate indebtedness included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

July 12, 2002

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

ASSETS

Cash and cash equivalents	$ 25,446
Marketable securities	78,817
Receivable from broker/dealer	53,401
Receivable from shareholder and other	15,298
Furniture and equipment at cost (less accumulated depreciation of $69,211)	49,016
TOTAL ASSETS	$ 221,978

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities - Accounts payable and accrued expenses	$ 16,674
Shareholders' Equity	
Common stock - no-par value; authorized, issued and outstanding 300,000 shares	59,667
Additional paid-in capital	166,400
Retained deficit	(20,763)
Total Shareholders' Equity	205,304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 221,978

See accompanying notes to financial statements.

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MAY 31, 2002

Revenue	
Commissions	$ 421,899
Interest and dividends	10,112
Realized losses on sale of securities	(74,179)
Unrealized gain on securities	43,431
Total Revenue	401,263
Expenses	
Commissions, compensation and related benefits	182,870
Clearing and execution charges	101,366
Communications	64,482
Occupancy	28,765
Other operating expenses	105,178
Total Expenses	482,661
Net Loss	$ (81,398)

See accompanying notes to financial statements.

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MAY 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, Beginning of Year	$ 59,667	$ 166,400	$ 150,644	$ 376,711
Distributions	-	-	(90,009)	$ (90,009)
Net loss	-	-	(81,398)	(81,398)
Balance, End of Year	$ 59,667	$ 166,400	$ (20,763)	$ 205,304

See accompanying notes to financial statements.

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2002

Cash Flows from Operating Activities	
Net loss	$ (81,398)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation expense	4,210
Realized loss on sale of marketable securities	74,179
Unrealized gain on marketable securities	(43,431)
Purchases of marketable securities	(16,390)
Proceeds from sale of marketable securities	22,575
(Increase) decrease in:	
Receivable from broker/dealer	31,894
Accounts payable and accrued expenses	(10,704)
Net Cash Flows Used by Operating Activities	(19,065)
Cash Flows Used in Investing Activities	
Advances to shareholder	51,816
Distributions to shareholder	(90,009)
Net Cash Flows Used by Investing Activities	(38,193)
Net Decrease in Cash and Cash Equivalents	(57,258)
Cash and Cash Equivalents, Balance at May 31, 2001	82,804
Cash and Cash Equivalents, Balance at May 31, 2002	**$ 25,546**

Non Cash Investing Supplemental Activity	
During the year, receivable from shareholder was converted to distributions.	$ -

See accompanying notes to financial statements.

MONGERSON & COMPANY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2002

NOTE 1 – NATURE OF OPERATIONS

Mongerson & Company Securities Corporation (the "Company") was incorporated in the State of Illinois on March 16, 1981. It is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. The Company's principal business emanates from earning commission income from a general securities business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank deposit accounts and money market funds.

Commission Revenue

Commission revenue and related expense arising from securities transactions are recorded on a settlement date basis, which approximates trade date basis.

Furniture and Equipment

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets, which is five years.

Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2002, the Company had net capital of $123,066, which was $118,066 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .135 to 1.

MONGERSON & COMPANY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2002

NOTE 4 – MARKETABLE SECURITIES

The Company trades various equity securities for its own investment account. The cost and unrealized loss as of May 31, 2002 was as follows:

Cost	Unrealized Gain	Market Value
$ 35,386	$ 43,431	$ 78,817

The Company realized $74,179 of trading losses during the year ending May 31, 2002.

NOTE 5 - OPERATING LEASE COMMITMENT

On June 1, 1998, the Company negotiated an operating lease for office space through May 31, 2003. The leased space is jointly leased with an unrelated party. Minimum combined lease payments for the two tenants are $26,090 per year paid monthly in the amount of $2,174. Estimated minimum annual rentals for the Company's portion of this lease exclusive of additional payments that may be required for certain increases in operating and maintenance costs are as follows:

Year Ending May 31,	Amount
2003	$ 23,424

Rent expense for the year ended May 31, 2002 approximated $28,800.

NOTE 6 - COMMITMENTS

The Company is a party to a clearing agreement with another broker/dealer to execute and clear securities transactions for the Company on a fully disclosed basis. The agreement permits termination without restriction, upon 90 days prior notice. The agreement also requires a minimum balance of $25,000 to be deposited with the clearing broker/dealer according to the terms of the agreement, which earns interest monthly at current money fund rates. This amount is included in "Receivable from Broker/Dealer."

MONGERSON & COMPANY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2002

NOTE 7 - MAJOR CUSTOMER

Commissions earned from the Company's largest customer totaled approximately 35% of total commissions for the year ended May 31, 2002.

NOTE 8 – INCOME TAXES

Pursuant to Internal Revenue Code Section 1362, the Company elected for federal income tax reporting purposes to include its taxable income or loss with that of the shareholders as an S-Corporation.

Supplementary Information

MONGERSON & COMPANY SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MAY 31, 2002

Computation of Net Capital		
Total shareholders' equity	$	205,304
Deductions and charges:		
Nonallowable assets		64,314
Net capital before haircuts		140,990
Haircuts on marketable securities and money market funds		12,332
Undue concentrations		5,592
Adjusted Net Capital	$	123,066
Computation of Aggregate Indebtedness		
Aggregate indebtedness	$	16,674
Percentage of Aggregate Indebtedness to Net Capital		13.5%
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,112
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	118,066
Excess Net Capital at 1,000%	$	121,399

Reconciliation of Computation of Net capital between Computations included above and Form X-17-A-5 Part IIA is as follows:

Net Capital as Reported on the Company's Unaudited Focus Report	$	134,167
Non-allowable receivable		(5,000)
Haircut on money market account		(509)
Undue concentrations on long positions		(5,592)
Net Capital as Reported Herein	**$**	**123,066**

The Company is claiming an exemption under Rule 15c3-3 under provisions of Rule 15c3-1 (K)(2)(b), as all customer transactions are cleared through another clearing broker (RDR) under a fully disclosed basis.


KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

Independent Auditors' Report on Internal Control

Board of Directors
Mongerson & Company Securities Corporation
Chicago, Illinois

In planning and performing our audit of the financial statements of Mongerson & Company Securities Corporation, (the Company) for the year ended at May 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



KUPFERBERG, GOLDBERG & NEIMARK, LLC

July 12, 2002